Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Predecessor Company (1)				Successor Company (1)
	Year Ended December 31,		Three Months Ended March 31,		Nine Months Ended December 31,		Year Ended December 31,						Six Months Ended June 30,
	2001		2002		2002		2003		2004		2005		2006
Ratio of Earnings to fixed charges
Pretax earnings (loss) from continuing operations	$21,592		$(156,543)		$29,053		$15,338		$63,574		$9,159		$(475,946)
Add:
Fixed charges	7,832		1,900		40,333		49,999		41,253		41,039		21,981

Total Earnings (Loss) (A)	$29,424		$(154,643)		$69,386		$65,337		$104,827		$50,198		$(453,965)

Interest Expense	74		14		33,556		41,884		33,967		32,694		17,403
Estimate of the interest within rental expense	7,758		1,886		6,777		8,115		7,286		8,345		4,578

Total Fixed Charges (B)	$7,832		$1,900		$40,333		$49,999		$41,253		$41,039		$21,981

Ratio (A/B)	3.76	x	(81.39	) x (2)	1.72	x	1.31	x	2.54	x	1.22	x	(20.65	)x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.

(2)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $(156,543). Such amount includes approximately $182,291 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.